June 30, 2006

Mr. Nili Shah

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-7010

RE:	Actuant Corporation (“the Company”)

Comment letter dated June 14, 2006

Form 10-K for the Fiscal Year ended August 31, 2005 filed November 10, 2005

Forms 10-Q for the Fiscal Quarters ended November 30, 2005 and February 28, 2006

File number 1-10905

Dear Mr. Shah:

As requested in your letter dated June 14, 2006, following is Actuant Corporation’s (“Actuant”) response to your question. For your convenience, the Staff’s comment has been reprinted below in bold and italics, followed by our response.

Note 13. Business Segment, Geographic and Customer Information, page 57.

1.	We note your response to comment 2 in our letter dated April 18, 2006. We note that you have identified you CEO as your CODM. Please clarify how you arrived at this determination based on the principles of SFAS 131, given the following:

•	The two segment managers allocate resources to each of the individual businesses within the two reportable segments presented in your current Form 10-K.

•	The business leaders further allocate resources within their business to the product lines and departments within the individual business.

•	80% of the two segment managers’ incentive compensation is tied to the segment operating results.

•	A portion of the business leaders’ incentive compensation is tied to their own business and a portion is tied to the segment operating results.

•	Discrete financial information is available for each business below your reportable segments presented in your current Form 10-K, which is regularly reviewed by the business leaders and segment manager and which is used in quarterly meetings between the business leaders and segment mangers.

In addition, please include a chart depicting your internal organizational structure.

At Actuant, similar to most businesses, allocation of resources happens at many levels within the organization. As mentioned in your comment, the two segment managers allocate resources to each of the individual businesses within the two reportable segments and business unit leaders further allocate resources within their business to their product lines and departments. Department managers further allocate resources within their departments.

• Page 2	June 30, 2006

FAS 131, par. 12 states:

The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. At Actuant, the first and highest level of resource allocation is made to the Tools & Supplies and Engineered Solutions segments, with our CEO as chief operating decision maker (CODM) making the allocation decisions. The standard speaks to the enterprise level and at Actuant the CEO is clearly the CODM at the enterprise level as the segment managers do not have the authority to allocate resources and assess performance at that enterprise level. The two segment managers make resource allocation decisions below that level, but that is not germane to determining Actuant’s operating segments since the segment managers are not responsible for making allocation decisions for Actuant as a whole, but are rather allocating resources to the individual businesses within their segment. This is further supported by FAS 131, par. 14 that states, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” This description of a segment manager is what exists at Actuant.

Because the segment managers are primarily responsible for their segment results, 80% of their incentive compensation is tied to their segment results. This further clarifies the fact that the segment managers are not allocating resources at the Actuant level, but rather at their individual segment level. The same concept applies at the business unit level where 80% of the business unit leaders incentive compensation is primarily tied to their individual business unit results, the level at which they exercise control. At Actuant the majority of the incentive compensation is meant to be tied to what the individual team member can control, with a smaller percentage tied to overall results to provide incentive for teamwork and corporate-wide initiatives.

In response to the Staff’s comment on the existence of disaggregated financial information at levels below the Actuant segment level, we refer to our last correspondence with the Commission in which we stated, “Paragraph 13 indicates that in many companies, segments are easily identified based on the financial reports that are used by the CODM, but there are other companies that produce reports that look at the overall enterprise in a variety of different ways. In the latter case, “other factors” should be considered to evaluate and identify a single set of business components that comprise the enterprise’s segments. In such cases, the factors to be considered as 1) the nature of the business activities in each component or segment, 2) the existence of managers responsible for them, and 3) information presented to the enterprise’s board of directors. In Actuant’s case, we believe both parts to paragraph 13 apply. In the first part, all of our internal reports ultimately roll up to the common operating segment totals. In the second part, all three of the “other factors” point to that common two-segment alignment…….Secondly, there is a segment manager in charge of each of the two segments. Finally, the information presented to Actuant’s board of directors is at the two-segment level (Tools & Supplies and Engineered Solutions).”

In conclusion, at Actuant the CEO is the CODM, allocating resources between two businesses, Tools & Supplies and Engineered Solutions. That is the level at which he reviews data and results and makes decisions. The current segment managers do not perform this function, but rather operate at the “next level down”, allocating resources to the individual businesses included in their respective segments.

We have included as Exhibit A the organizational chart for the leadership team at Actuant.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings

• Page 3	June 30, 2006

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff from taking any action with respect to the Filings, and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Should you have any questions on our response, please contact me directly.

Very truly yours,

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer

Actuant Corporation

Organizational Structure